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SEC FILE NUMBER
8-67579

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Quantum Capital, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☐ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1911 Hillandale Road, Suite 1020
(No. and Street)

Durham	NC	27705
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Rhenee Roge	214-536-3676	rheneeroge1@gmail.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RGNC&S
(Name – if individual, state last, first, and middle name)

97 Froehlich Farm Blvd	Woodbury	NY	11797
(Address)	(City)	(State)	(Zip Code)

February 23, 2010	5028
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Scott Syphers, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Quantum Capital, LLC, as of 12/31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: CEO

[signature]
Notary Public

VICKIE V. ADAMS NOTARY PUBLIC ALAMANCE COUNTY, NC

Vickie V. Adams
My Commission Expires
01/09/2025

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [ ] (b) Notes to consolidated statement of financial condition.
- [x] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [x] (d) Statement of cash flows.
- [x] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [ ] (g) Notes to consolidated financial statements.
- [x] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [x] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [ ] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [x] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [x] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

QUANTUM CAPITAL, LLC

FINANCIAL STATEMENTS

AND

SUPPLEMENTAL INFORMATION

PURSUANT TO RULE 17a-5 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

YEAR ENDED DECEMBER 31, 2021

QUANTUM CAPITAL, LLC

YEAR ENDED DECEMBER 31, 2021

TABLE OF CONTENTS

RGNC&S RAPHAEL GOLDBERG NIKPOUR COHEN SULLIVAN
CERTIFIED PUBLIC ACCOUNTANTS PLLC

Mark C. Goldberg, CPA
Mark Raphael, CPA
Floria Samii-Nikpour, CPA
Allan B. Cohen, CPA
Michael R. Sullivan, CPA

Anita C. Jacobsen, CPA

Founding Partner:
Melvin Goldberg, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Quantum Capital, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Quantum Capital, LLC (the "Company") as of December 31, 2021 and the related statement of operations, changes in members' equity, and cash flows for the year ended December 31, 2021, and the related notes to the financial statements. In our opinion, the financial statements present fairly, in all material respects, the financial position of Quantum Capital, LLC as of December 31, 2021, and the results of its operations and its cash flows for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditors' Report on Supplemental Information

The supplemental information, the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission, has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information, the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission, is fairly stated in all material respects, in relation to the financial statements as a whole.

Raphael Goldberg Nikpour Cohen & Sullivan CPA's PLLC

Raphael Goldberg Nikpour Cohen & Sullivan
Certified Public Accountants PLLC

We have served as the Company's auditors since 2019.

Woodbury, New York
April 28, 2022

97 FROEHLICH FARM BLVD. WOODBURY, NEW YORK 11797 | TEL: 516.864.8600 | FAX: 516.496.9688 | WWW.RSGNCCPAS.COM

QUANTUM CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2021

ASSETS

Cash	$ 8,005
Prepaid expenses	- 0 -
Total assets	$ 8,005

LIABILITIES AND MEMBERS' EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ - 0 -
Total liabilities	$ - 0 -
Members' equity	$ 8,005
Total liabilities and members' equity	$ 8,005

The accompanying notes are an integral part of these financial statements

QUANTUM CAPITAL, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2021

REVENUE:		
Mutual fund income	$ 171	
Total Revenue	$ 171	
Operating Expenses:		
Communication	$ 1,029	
Rent	1,200	
Regulatory Fees	9,499	
Fidelity Bond	680	
Other Expenses	1,704	
Total Expenses		$ 14,112
Net (Loss)		$(13,941)

The accompanying notes are an integral part of these financial statements

QUANTUM CAPITAL, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2021

Balance, January 1, 2021	$ 7,246
Contributions	14,700
Net (Loss)	(13,941)
Balance, December 31, 2021	$ 8,005

The accompanying notes are an integral part of these financial statements

QUANTUM CAPITAL, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2021

Cash flows from operating activities:	
Net (Loss)	$ (13,941)
Adjustments to reconcile net loss to net cash used in operating activities	
Changes in assets and liabilities:	
Decrease in:	
Prepaid expenses	10
Increase (decrease) in:	
Accounts payable and accrued expenses	(729)
Net cash used in operating activities	(14,660)
Cash flows from financing activities:	
Contributions	14,700
Net cash provided by financing activities	$ 14,700
Net increase in cash	40
Cash, beginning of year	7,965
Cash, end of year	$ 8,005

Supplemental disclosure of cash flow information:	
Cash paid during the year for interest and taxes	$ 411

The accompanying notes are an integral part of these financial statements

NOTE 1 - DESCRIPTION OF BUSINESS

Quantum Capital, LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulation Authority (FINRA). The Company is a North Carolina Limited Liability Company. The Company provides Investment Banking Services and sales of Mutual Funds.

The Company is considered a "Non-Covered Firm", exempt from 17 C.F.R. § 240.15C3-3 relying on Footnote #74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. The Company limits its business activities exclusively to Investment Banking Services and sales of Mutual Funds in accordance with the requirements of paragraph (a) of Rule 15c2-4.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The following is a summary of the significant accounting policies followed by the Company.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

Property and Equipment

There was no depreciation expense for the year ended December 31, 2021. The assets are fully depreciated.

Revenue Recognition Standard ASC-606

The Company recognizes revenue in accordance with Accounting Standards Codification ("ASC") Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (1) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

The Company offers its customers investments in mutual funds, tax shelters or limited partnerships in primary distributions and non-traded Real estate investment trusts, as well as private placements and direct participation products. Each time a customer enters into a transaction, the Company charges a fee or a commission which are recorded on the trade date. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed

upon and the risks and rewards of ownership have been transferred to/from the customer.

Use of Estimates
The preparation of the financial statements in conformity with the generally accepted accounting principles (GAAP) in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Actual results could differ from those estimates.

Prepaid Expenses

In December 2021, the firm prepaid its 2022 regulatory fees of $575 to FINRA.

Income Taxes

As a limited liability Company, the Company is treated as a partnership for Federal and State income tax purposes. Under subchapter K of the Internal Revenue Code, each member is taxed separately on his distributive share of the Company's income whether or not that income is actually distributed. Accordingly, no provision for income taxes has been recorded in the accompanying statement of operations for the year ended December 31, 2021.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company incurred expenses for rent in the amount of $1,200 paid to a third party for the year ended December 31, 2021.

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2021, the Company had net capital of $8,005 which was $3,005, in excess of its required minimum net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital computed in accordance with Rule 15c3-1 was zero to 1.

NOTE 5 – CONCENTRATIONS OF CREDIT RISK

The Company maintains its cash in bank accounts at high credit quality financial institutions. The balances at times, may exceed federally insured limits.

The Company earns revenue from investment banking and consulting. Investment banking fees are generally based on a percentage of the total value of a transaction and are recognized upon successful completion of a transaction.

The concentration of revenue in 2021 was one hundred percent (100%) attributable to the

Company receiving fees from one mutual fund.

NOTE 6 – FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

At December 31, 2021, the Company's assets include only cash in its bank held operating account as reported on the statement of financial condition and considered at fair value, thus categorized as Level 1 of the fair value hierarchy.

The Company had no liability accounts as of December 31, 2021.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

Lease

The Company's offices are located on 1911 Hillandale Road, Suite 1020 Durham, NC 27705. The Company leases approximately 145 square feet of these facilities from a related third party for approximately $100 per month base rent, all utilities except telephone are included under the agreement. The agreement is on a month to month basis, paid on a quarterly basis, with no expiration date. Therefore no minimum future lease payments are applicable for disclosure.

NOTE 8 – REVENUE RECOGNITION

The Company recognizes revenue which depicts the transfer of goods and services. The Company follows the guidance of the Financial Accounting Standards Board ("FASB") as outlined in the Accounting Standards Codification (ASC) 606, which requires an entity to follow a 5-step model (1. identify the contracts with the customer, 2. identify the performance obligation in the contract, 3. determine the transaction price, 4. allocate the transaction price to performance obligations in the contract, and 5. recognize revenue when, or as, the entity satisfies a performance obligation in accordance with ASC Topic 606)

The ASC 606, also states that revenue from Contracts with Customers, supersedes nearly all existing revenue recognition guidance under general accounting principles (GAAP) generally accepted in the United States. The core principle of this standard is that revenue should be recognized for the amount of consideration expected to be received for promised goods or services transferred to customers.

NOTE 9 – RISKS AND UNCERTAINTIES

A coronavirus (COVID-19) was first reported in China. In January 2020, the World Health Organization declared it a Public Health Emergency of International Concern. This contagious disease outbreak, which has continued to spread to additional countries, and any related adverse public health developments, could adversely affect the Company's customers, service providers and suppliers as a result of quarantines, facility closures, and travel and logistics restrictions in connection with the outbreak. More broadly, the outbreak could affect workforces, economies and financial markets globally, potentially leading to an economic downturn. The ultimate impact of the COVID-19 is uncertain. Management continues to monitor the outbreak; however, as of the date of these financial statements the potential impact of such on the Company's business and operations cannot be reasonably estimated.

NOTE 10 – SUBSEQUENT EVENTS

The date to which events occurring after December 31, 2021, the date of the most recent statement of financial position, have been evaluated for possible adjustment to the financial statements or disclosure is April 28, 2022 which is the date the financial statements were available to be issued.

The Company has reviewed its exemption provision options of SEA Rule 15c3-3 and filed a Membership Agreement Change Request on April 29, 2022 asking that the updated Membership Agreement reflect the Firm under the “Non-Covered Firm” provision in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The firm will not claim an exemption from SEA Rule 15c3-3.

SUPPLEMENTARY INFORMATION TO FINANCIAL STATEMENTS

SCHEDULE I

Quantum Capital, LLC

December 31, 2021 Net Capital Computation

(Pennies are omitted - all amounts are rounded to the nearest dollar)

Assets:	*Allowable*	*Non-Allowable*	*Total Assets*
	$8,005	$0	$8,005

Liabilities:	*AI*	*Non-AI*	*Total Liabilities*
A/P & Other Liabilities	$0	$0	$0
	$0	$0	$0

Ownership Equity:	
Common Stock	
Additional Paid In Capital	$53,243
Retained Earnings	(45,238)
TOTAL OWNERSHIP EQUITY	$8,005
TOTAL LIABILITIES AND OWNERSHIP EQUITY	$8,005

Computation of Net Capital:	
Ownership Equity Qualified for Net Capital	$8,005
Deductions: Total Non-Allowable Assets	-0-
Net Capital	$8,005
Net Capital Requirement	(5,000)
Excess Net Capital	$3,005

Net Capital Less Greater of:
10% of AI ($-0-) OR 120% of $5,000 ($6,000) $2,005

NET CAPITAL REQUIREMENT - Greater of:

$5,000 Minimum Net Cap Requirement at 120% =	$6,000
OR 6 2/3 % of AI =	-0-

There are no material differences between the computation of net capital presented above and the computation of net capital reported on the Company's unaudited Form X-17A-5, Part II A Filing.

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-3

FOR THE YEAR ENDED DECEMBER 31, 2021

The Company does not claim an exemption under paragraph (k) of SEA Rule 15c3-3 and relies on Footnote 74 of the SEC Release No. 34-70073. Therefore, the Company has not included the schedule of computation for determination of reserve requirements or the schedule for information relating to possession or control requirements under the Rule.

QUANTUM CAPITAL, LLC

1911 Hillandale Road, Suite 1020 - Durham, NC 27705
(919) 383-3246 - Office -- (919) 309-9890 - FAX

April 28, 2022

RGNC&S Certified Public Accountants PLLC
97 Froehlich Farm Blvd.
Woodbury, NY 11797

Re: SEA Rule 15c3-3 Statement of Exemption – Year-end 2021

To Whom It May Concern;

Quantum Capital, LLC has reviewed its exemption provision options of SEA Rule 15c3-3 and determined that the Company qualifies as a "Non-Covered Firm" as defined under the provisions in Footnote 74 of SEC Release 34-70073.

Therefore, the Company does not claim an exemption under paragraph (k) of SEA Rule 15c3-3 and, instead, relies solely on the provisions of Footnote 74.

The Company will immediately file a Membership Agreement Change Request with FINRA requesting that its Membership Agreement be updated to remove its reliance on the SEA Rule 15c3-3, paragraph (k) exemption.

Regards,

Scott Syphers, CEO

RGNC&S RAPHAEL GOLDBERG NIKPOUR COHEN SULLIVAN
CERTIFIED PUBLIC ACCOUNTANTS PLLC

Mark C. Goldberg, CPA
Mark Raphael, CPA
Floria Samii-Nikpour, CPA
Allan B. Cohen, CPA
Michael R. Sullivan, CPA

Anita C. Jacobsen, CPA

Founding Partner:
Melvin Goldberg, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Quantum Capital, LLC

We have reviewed management's statements, included in the accompanying SEA Rule 15c3-3 Statement of Exemption, in which Quantum Capital, LLC determined its qualification as a "Non-Covered Firm" as identified under provisions in Footnote 74 of SEC Release 34-70073.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Quantum Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth by the Securities Exchange Commission.

Raphael Goldberg Nikpour Cohen & Sullivan CPA's PLLC

Raphael Goldberg Nikpour Cohen & Sullivan
Certified Public Accountants PLLC
Woodbury, New York

April 28, 2022

97 FROEHLICH FARM BLVD. WOODBURY, NEW YORK 11797 | TEL: 516.864.8600 | FAX: 516.496.9688 | WWW.RSGNCCPAS.COM